FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of July 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



July 25, 2008


--------------------------------------------------------------------------------

RICOH                                                             July 25, 2008

                                QUARTERLY REPORT

                        First Quarter ended June 30, 2008
          (Results for the Period from April 1, 2008 to June 30, 2008)

PERFORMANCE OUTLINE (CONSOLIDATED)

                                                               (Billions of yen)

                                                       Three months ended  Three months ended           Year ending
                                                          June 30, 2008       June 30, 2007            March 31, 2009
                                                             Results           Results         Change     Forecast     Change
-----------------------------------------------------------------------------------------------------  ----------------------
   Domestic sales                                             233.8               244.7         -4.4%      1,038.0       2.2%
   Overseas sales                                             287.7               285.3          0.8%      1,222.0       1.5%
Net sales                                                     521.5               530.1         -1.6%      2,260.0       1.8%
Gross profit                                                  228.3               228.7         -0.2%        932.0       0.5%
Operating income                                               39.7                46.6        -14.7%        180.0      -0.8%
Income before income taxes                                     43.7                53.2        -17.9%        176.0       0.8%
Net income                                                     25.7                33.8        -24.0%        108.0       1.4%
-----------------------------------------------------------------------------------------------------  ----------------------
Exchange rate (Yen/US$)                                      104.66              120.77        -16.11       101.17     -13.23
Exchange rate (Yen/EURO)                                     163.48              162.72          0.76       160.87      -0.82
-----------------------------------------------------------------------------------------------------  ----------------------
Net income per share-basic (yen)                              35.71               46.38        -10.67       149.81       3.77
Net income per share-diluted (yen)                            34.75               45.15        -10.40       145.78       3.63
-----------------------------------------------------------------------------------------------------  ----------------------
Cash flows from operating activities                           10.2                21.4         -11.1           --         --
Cash flows from investing activities                          -30.7              -107.2          76.5           --         --
Cash flows from financing activities                           18.0                -2.8          20.9           --         --
Cash and cash equivalents at end of period                    174.2               171.6           2.6           --         --
-----------------------------------------------------------------------------------------------------  ----------------------
Capital expenditures                                           20.4                17.1           3.3         90.0        4.7
Depreciation for tangible fixed assets                         17.7                16.8           0.8         75.0        2.2
R&D expenditures                                               31.7                27.2           4.5        130.0        3.9
-----------------------------------------------------------------------------------------------------  ----------------------

                                                         June 30, 2008      March 31, 2008     Change
-----------------------------------------------------------------------------------------------------
Total assets                                                2,304.7             2,214.3          90.4
Shareholders' investment                                    1,123.4             1,080.1          43.2
Interest-bearing debt                                         420.1               384.3          35.8
-----------------------------------------------------------------------------------------------------
Equity ratio (%)                                               48.7                48.8          -0.1
-----------------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)                   1,558.37            1,498.29         60.08
-----------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER ENDED JUNE 30, 2008 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2008 TO JUNE 30, 2008

(1) Operating Results                                          (Millions of yen)

                                                      Three months ended   Three months ended
                                                         June 30, 2008        June 30, 2007
---------------------------------------------------------------------------------------------
Net sales                                                   521,574              530,113
   (% change from the previous corresponding period)             --                  9.4
Operating income                                             39,750               46,616
   (% change from the previous corresponding period)             --                 14.7
Income before income taxes                                   43,735               53,264
   (% change from the previous corresponding period)             --                 37.6
Net income                                                   25,743               33,855
   (% change from the previous corresponding period)             --                 16.2
Net income per share-basic (yen)                              35.71                46.38
Net income per share-diluted (yen)                            34.75                45.15
---------------------------------------------------------------------------------------------

(2) Financial Position

                                                               (Millions of yen)

                                                        June 30, 2008        March 31, 2008
-------------------------------------------------------------------------------------------
Total assets                                              2,304,769            2,214,368
Shareholders' Investment                                  1,123,460            1,080,196
Equity ratio (%)                                               48.7                 48.8
Shareholders' investment per share (yen)                   1,558.37             1,498.29
-------------------------------------------------------------------------------------------

2. DIVIDEND INFORMATION

                                                           Year ended            Year ending
                                                         March 31, 2008        March 31, 2009
                                                            (Results)            (Forecast)
---------------------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)                  33.00                37.00
   Interim (yen)                                              16.00                18.00
   Year-end (yen)                                             17.00                19.00
---------------------------------------------------------------------------------------------

Notes:

Revision of expected dividends during this period: No

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2008 TO MARCH 31, 2009

                                                               (Millions of yen)

                                                       Half year ending        Year ending
                                                      September 30, 2008     March 31, 2009
-------------------------------------------------------------------------------------------
Net sales                                                 1,088,000            2,260,000
Operating income                                             72,500              180,000
Income before income taxes                                   72,000              176,000
Net income                                                   42,800              108,000
Net income per share (yen)                                    59.37               149.81
-------------------------------------------------------------------------------------------

Notes:

Revision of forecast of consolidated operating results during this period: Yes

4. OTHERS

(1) Changes in significant subsidiaries: No

(2) Changes in accounting method: Yes

*    For details see "4.Others"on page 5.

(3)  Number of common stock outstanding (including treasury stock):

     As of June 30, 2008  744,912,078 shares  As of March 31, 2008  744,912,078 shares

(4) Number of treasury stock:

     As of June 30, 2008  23,991,766 shares  As of March 31, 2008  23,960,828 shares

(5) Average number of common stock:

     As of June 30, 2008  720,931,645 shares  As of March 31, 2008  729,953,364 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first quarter of fiscal year 2009 (the three months period from April 1, 2008 to June 30, 2008) decreased by 1.6% as compared to the previous corresponding period, to Yen 521.5 billion. During this quarter, the average yen exchange rates were Yen 104.66 against the U.S. Dollar (up Yen 16.11) and Yen 163.48 against the Euro (down Yen 0.76). Net sales would have increased by 1.9% excluding impact of such foreign currency exchange fluctuation.

As for Japan, while sales of PPCs (plain paper copiers), MFPs (multifunctional printers) and laser printers, especially color models, increased, sales of black & white PPCs and MFPs as well as sales in Industrial Products and Other segments decreased. Consequently, overall domestic sales decreased by 4.4% as compared to the previous corresponding period.

As for overseas, despite the appreciation of the Yen against the U.S. Dollar, the increase in sales of color MFPs and color laser printers contributed to the favorable performance in each geographic area to strengthen its sales structures and expand printer business operations. Although sales in the Americas decreased by 1.5% (+13.6%, excluding foreign currency exchange fluctuation) due mainly to economic downturns and the appreciation of the Yen against the U.S. Dollar, sales in Europe increased by 1.2% (+1.5%, excluding foreign currency exchange fluctuation) and sales in Other, comprised of China, South East Asia and Oceania, increased by 5.7% (+12.6%, excluding foreign currency exchange fluctuation). As a result, sales in the overseas market increased by 0.8% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 7.3% as compared to the previous corresponding period.

Although gross profit decreased by 0.2% as compared to the previous corresponding period, to Yen 228.3 billion due mainly to decrease in sales, the appreciation of the Yen, gross profit as a percentage of net sales increased by
0.6 percentage point as compared to the previous corresponding period, to 43.8%. This increase primarily reflects the increase in sales derived from the value-added high-margin products and cost reduction.

Selling, general and administrative expenses increased by 3.6% as compared to the previous corresponding period, to Yen 188.6 billion due to the increase of expenses relating to expanding printer business operations and R&D activity.

As a result, operating income decreased by 14.7% as compared to the previous corresponding period, to Yen 39.7 billion.

Other (income) expenses, foreign exchange gain decreased as compared to the previous corresponding period. As a result, income before income taxes decreased by 17.9% as compared to the previous corresponding period, to Yen 43.7 billion.

As a result, net income decreased by 24.0% as compared to the previous corresponding period, to Yen 25.7 billion.

*Conditions by Product Line

Imaging & Solutions (Sales up 0.5% to Yen 455.2 billion)
-------------------------------------------------------

     Imaging Solutions (Sales down 0.5% to Yen 410.1 billion)
     -------------------------------------------------------

     As for PPCs and MFPs, while sales of color products remained steady, sales of monochrome products decreased significantly as compared to the previous corresponding period.

     As for printers, sales increased both in Japan and overseas, reflecting Ricoh's continuing effort to strengthen its sales structures and expand printer business operations.

     Excluding effects of foreign currency fluctuations, net sales in this category would have increased by 3.6% as compared to the previous corresponding period.

     Network System Solutions (Sales up 11.0% to Yen 45.1 billion)
     ------------------------------------------------------------

     Sales in this category increased by 11.0% as compared to the previous corresponding period, to Yen 45.1 billion. Excluding effects of foreign currency fluctuations, net sales in this category would have increased as compared to the previous corresponding period, to Yen 5.0 billion.

Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 4.6 billion.

As a result, sales in the Imaging & Solutions segment increased by 0.5% as compared to the previous corresponding period, to Yen 455.2 billion. Operating income decreased by 8.8% as compared to the previous corresponding period, to Yen 55.4 billion due to the increase of expenses relating to the R&D activity and the expansion of its business operations as well as the appreciation of the Yen against U.S. Dollar.

Industrial Products (Sales down 6.9% to Yen 33.0 billion)
---------------------------------------------------------

Sales in the Industrial Products segment decreased by 6.9% as compared to the previous corresponding period, to Yen 33.0 billion. Sales of electronic components in Japan decreased.

As a result, operating income in the Industrial Products segment was Yen 1.0 billion (Yen 1.1 billion for the previous corresponding period).

Other (Sales down 20.4% to Yen 33.2 billion)
--------------------------------------------

Net sales in the Other segment decreased by 20.4% as compared to the previous corresponding period, to Yen 33.2 billion. Sales of financing business decreased in Japan and sales of digital cameras decreased both in Japan and overseas.

As a result operating income in the Other segment was Yen 0.5 billion (Yen 0.8 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

For Assets, inventories increased from the end of the previous period. Assets denominated in foreign currency increased due primarily to the foreign currency exchange fluctuations from the end of the previous period. As a result, total assets increased by Yen 90.4 billion, to Yen 2,304.7 billion.

For Liabilities, short-term borrowings increased. As a result, total liabilities increased by Yen 46.1 billion, to Yen 1,122.0 billion.

Shareholders' investment increased by Yen 43.2 billion, to Yen 1,123.4 billion due primarily to the fact that the decrease by dividends payment was sufficiently offset by the increase by earning profit, and an increase in cumulative translation adjustments for foreign currency exchange fluctuations.

*Cash Flows (Three months from April 1, 2008 to June 30, 2008)

Net cash provided by operating activities in this period decreased by Yen 11.1 billion as compared to the previous corresponding period, to Yen 10.2 billion. Net income decreased and inventories increased as compared to the previous corresponding period.

Net cash used in investing activities in this period decreased by Yen 76.5 billion as compared to the previous corresponding period, to Yen 30.7 billion. Net cash used in investing activities in the previous corresponding period consisted primarily of a payment in connection with the establishment and commencement of a joint venture company with IBM Corporation.

As a result, free cash flows generated by operating and investing activities decreased by Yen 65.3 billion as compared to the previous corresponding period, to cash outflows of Yen 20.4 billion.

Net cash used in financing activities amounted to Yen 18.0 billion due primarily to an increase in short-term borrowings.

As a result, cash and cash equivalents at the end of this first quarter increased by Yen 3.6 billion as compared to the end of the preceding fiscal year, to Yen 174.2 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the first half of fiscal year ending March 31, 2009, we have revised downward our forecast of sales and upward our forecast of income before income taxes from announced in April 2008. This revision reflects the first quarter result and so on.

Ricoh has not changed its fiscal forecast for the year ending March 31, 2009 that previously announced in April 2008 although the exchange rate fluctuations would effect its financial statements as with this first quarter results.

Ricoh assumes that exchange rates of Yen 100.00 against the U.S. Dollar and of Yen 160.00 against the Euro in and after the second quarter, which were the same forecast that announced in April 2008. The actual exchange rates during the first quarter were incorporated in annual exchange rates assumption.

Our performance forecast for fiscal year 2009 is as follows:

Exchange Rate Assumptions for the full year ending March 31, 2009

US$ 1  = Yen 101.17 (Yen 114.40 in previous fiscal year)

EURO 1 = Yen 160.87 (Yen 161.69 in previous fiscal year)

                                                               (Billions of yen)

                               Year ending      Year ended
                             March 31, 2009   March 31, 2008
                               (Forecast)        (Results)     Change
---------------------------------------------------------------------
   Domestic sales                1,038.0          1,016.0       2.2%
   Overseas sales                1,222.0          1,203.9       1.5%
Net sales                        2,260.0          2,219.9       1.8%
Gross profit                       932.0            927.7       0.5%
Operating income                   180.0            181.5      -0.8%
Income before income taxes         176.0            174.6       0.8%
Net income                         108.0            106.4       1.4%
---------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Changes in accounting method:

Adoption of new accounting standards:

i. In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements". The effect that adoption of SFAS 157 has on its consolidated results of operations and financial condition was not material.

ii. In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". The effect that adoption of SFAS 158 has on its consolidated results of operations and financial condition was not material.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                   (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                                   June 30, 2008   March 31, 2008   Change
----------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                176,237          172,138    4,099
   Trade receivables                                                     718,115          699,043   19,072
   Inventories                                                           218,752          192,023   26,729
   Other current assets                                                   62,663           60,936    1,727
Total Current Assets                                                   1,175,767        1,124,140   51,627
Fixed Assets
   Tangible fixed assets                                                 257,307          254,633    2,674
   Finance receivables                                                   461,764          445,436   16,328
   Other investments                                                     409,931          390,159   19,772
Total Fixed Assets                                                     1,129,002        1,090,228   38,774
----------------------------------------------------------------------------------------------------------
Total Assets                                                           2,304,769        2,214,368   90,401
----------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                             174,259          170,607
   Time deposits                                                           1,978            1,531

Liabilities and Shareholders' Investment                                                 (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                                   June 30, 2008   March 31, 2008   Change
----------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                        352,009          360,569   -8,560
   Short-term borrowings                                                 201,724          158,442   43,282
   Other current liabilities                                             211,061          194,745   16,316
Total Current Liabilities                                                764,794          713,756   51,038
Fixed Liabilities
   Long-term indebtedness                                                218,449          225,930   -7,481
   Accrued pension and severance costs                                    99,109           99,830     -721
   Other fixed liabilities                                                39,729           36,373    3,356
Total Fixed Liabilities                                                  357,287          362,133   -4,846
----------------------------------------------------------------------------------------------------------
Total Liabilities                                                      1,122,081        1,075,889   46,192
----------------------------------------------------------------------------------------------------------
Minority Interest                                                         59,228           58,283      945
----------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                          135,364          135,364       --
   Additional paid-in capital                                            186,447          186,448       -1
   Retained earnings                                                     848,725          835,238   13,487
   Accumulated other comprehensive income (loss)                          -1,188          -31,005   29,817
   Treasury stock                                                        -45,888          -45,849      -39
Total Shareholders' Investment                                         1,123,460        1,080,196   43,264
----------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                         2,304,769        2,214,368   90,401
----------------------------------------------------------------------------------------------------------
Note:
Other comprehensive income;
   Net unrealized holding gains on available-for-sale securities           3,619            1,316    2,303
   Pension liability adjustments                                         -19,132          -20,788    1,656
   Net unrealized gains (losses) on derivative instruments                   -27             -408      381
   Cumulative translation adjustments                                     14,352          -11,125   25,477

                     Reference: Exchange rate                      June 30, 2008   March 31, 2008
                              US$  1                                  Yen 106.42       Yen 100.19
                              EURO 1                                  Yen 168.07       Yen 158.19

(2) CONSOLIDATED STATEMENTS OF INCOME

                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                           June 30, 2008         June 30, 2007     Change     %
-----------------------------------------------------------------------------------------------------------------
Net sales                                                       521,574              530,113       -8,539    -1.6
Cost of sales                                                   293,177              301,343       -8,166    -2.7
      Percentage of net sales (%)                                  56.2                 56.8
Gross Profit                                                    228,397              228,770         -373    -0.2
      Percentage of net sales (%)                                  43.8                 43.2
Selling, general and administrative expenses                    188,647              182,154        6,493     3.6
      Percentage of net sales (%)                                  36.2                 34.4
Operating income                                                 39,750               46,616       -6,866   -14.7
      Percentage of net sales (%)                                   7.6                  8.8
Other (income) expenses
   Interest and dividend income                                   1,288                1,305          -17    -1.3
      Percentage of net sales (%)                                   0.2                  0.2
   Interest expense                                               1,069                1,149          -80    -7.0
      Percentage of net sales (%)                                   0.2                  0.2
   Other, net                                                    -3,766               -6,492        2,726      --
      Percentage of net sales (%)                                  -0.7                 -1.2
Income before income taxes,
   equity income and minority interests                          43,735               53,264       -9,529   -17.9
      Percentage of net sales (%)                                   8.4                 10.0
Provision for income taxes                                       16,825               18,192       -1,367    -7.5
      Percentage of net sales (%)                                   3.2                  3.4
Minority interests in earnings of subsidiaries                    1,174                1,622         -448   -27.6
      Percentage of net sales (%)                                   0.2                  0.3
Equity in earnings of affiliates                                      7                  405         -398   -98.3
      Percentage of net sales (%)                                   0.0                  0.1
Net Income                                                       25,743               33,855       -8,112   -24.0
      Percentage of net sales (%)                                   4.9                  6.4
-----------------------------------------------------------------------------------------------------------------
               Reference : Exchange rate
                              US$  1                         Yen 104.66           Yen 120.77
                              EURO 1                         Yen 163.48           Yen 162.72

CONSOLIDATED SALES BY PRODUCT CATEGORY                                                          (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                           June 30, 2008         June 30, 2007     Change     %
-----------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                           410,118              412,183        -2,065    -0.5
      Percentage of net sales (%)                                 78.6                 77.8
   Network System Solutions                                     45,140               40,655         4,485    11.0
      Percentage of net sales (%)                                  8.7                  7.6
Imaging & Solutions Total                                      455,258              452,838         2,420     0.5
      Percentage of net sales (%)                                 87.3                 85.4
-----------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                             33,095               35,536        -2,441    -6.9
      Percentage of net sales (%)                                  6.3                  6.7
-----------------------------------------------------------------------------------------------------------------
[Other]
Other                                                           33,221               41,739        -8,518   -20.4
      Percentage of net sales (%)                                  6.4                  7.9
-----------------------------------------------------------------------------------------------------------------
Grand Total                                                    521,574              530,113        -8,539    -1.6
      Percentage of net sales (%)                                100.0                100.0
-----------------------------------------------------------------------------------------------------------------

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 4,692 million.

CONSOLIDATED SALES BY GEOGRAPHIC AREA                                                           (Millions of yen)
-----------------------------------------------------------------------------------------------------------------
                                                         Three months ended   Three months ended
                                                           June 30, 2008         June 30, 2007      Change     %
-----------------------------------------------------------------------------------------------------------------
[Domestic]                                                     233,869              244,734        -10,865   -4.4
   Percentage of net sales (%)                                    44.8                 46.2
[Overseas]                                                     287,705              285,379          2,326    0.8
   Percentage of net sales (%)                                    55.2                 53.8
      The Americas                                             101,664              103,174         -1,510   -1.5
         Percentage of net sales (%)                              19.5                 19.5
      Europe                                                   148,671              146,849          1,822    1.2
         Percentage of net sales (%)                              28.5                 27.7
      Other                                                     37,370               35,356          2,014    5.7
         Percentage of net sales (%)                               7.2                  6.6
Grand Total                                                    521,574              530,113         -8,539   -1.6
   Percentage of net sales (%)                                   100.0                100.0
-----------------------------------------------------------------------------------------------------------------

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             (Millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                       Three months ended   Three months ended
                                                                          June 30, 2008       June 30, 2007
--------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Net income                                                                 25,743               33,855
   Adjustments to reconcile net income to net cash
   provided by operating activities--
      Depreciation and amortization                                           24,312               21,652
      Equity in earnings of affiliates, net of dividends received                 -7                  170
      Deferred income taxes                                                   -2,654                1,236
      Loss on disposals and sales of tangible fixed assets                       348                  126
      Pension and severance costs, less payments                                 695               -3,074
   Changes in assets and liabilities--
         Decrease in trade receivables                                           238                4,886
         Increase in inventories                                             -18,258              -14,148
         Increase in finance receivables                                     -11,369               -4,068
         Decrease in trade payables                                          -16,658              -13,989
         Increase (Decrease) in accrued income taxes and
         accrued expenses and other                                            9,427                  -32
   Other, net                                                                 -1,552               -5,189
--------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                  10,265               21,425
--------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                         0                   56
      Expenditures for property, plant and equipment                         -20,414              -17,104
      Payments for purchases of available-for-sale securities                   -504              -24,261
      Proceeds from sales of available-for-sale securities                       224               24,421
      Increase in time deposits                                                 -377                 -131
      Other, net                                                              -9,631              -90,223
--------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                     -30,702             -107,242
--------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
     Proceeds from long-term indebtedness                                     13,777                9,683
     Repayment of long-term indebtedness                                     -17,515              -22,562
     Increase in short-term borrowings, net                                   34,484               31,441
     Repayment of long-term debt securities                                       --              -10,000
     Dividends paid                                                          -12,256              -10,950
     Payment for purchase of treasury stock                                      -54                 -186
     Other, net                                                                 -387                 -308
--------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                      18,049               -2,882
--------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents               6,040                4,564
--------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                        3,652              -84,135
--------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                           170,607              255,737
--------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                              174,259              171,602
--------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

Not applicable

(5) SEGMENT INFORMATION

     (a) Operating Segments Information

                                                               (Millions of yen)

                                                             Three months ended   Three months ended
                                                                June 30, 2008        June 30, 2007      Change      %
-----------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                      455,258               452,838         2,420     0.5
      Intersegment                                                     --                    --            --      --
      Total                                                       455,258               452,838         2,420     0.5
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             399,840               392,081         7,759     2.0
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                55,418                60,757        -5,339    -8.8
      Operating income on sales in Imaging & Solutions (%)           12.2                  13.4
---------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                       33,095                35,536        -2,441    -6.9
      Intersegment                                                  1,158                 1,119            39     3.5
      Total                                                        34,253                36,655        -2,402    -6.6
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              33,247                35,554        -2,307    -6.5
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                 1,006                 1,101           -95    -8.6
      Operating income on sales in Industrial Products (%)            2.9                   3.0
---------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                       33,221                41,739        -8,518   -20.4
      Intersegment                                                     --                    --            --      --
      Total                                                        33,221                41,739        -8,518   -20.4
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              32,708                40,897        -8,189   -20.0
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                   513                   842          -329   -39.1
      Operating income on sales in Other (%)                          1.5                   2.0
---------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                 -1,158                -1,119           -39      --
      Total                                                        -1,158                -1,119           -39      --
---------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                 -1,157                -1,117           -40      --
      Corporate                                                    17,186                16,082         1,104      --
      Total                                                        16,029                14,965         1,064      --
---------------------------------------------------------------------------------------------------------------------
   Operating income                                               -17,187               -16,084        -1,103      --
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                      521,574               530,113        -8,539    -1.6
      Intersegment                                                     --                    --            --      --
      Total                                                       521,574               530,113        -8,539    -1.6
---------------------------------------------------------------------------------------------------------------------
   Operating expenses                                             481,824               483,497        -1,673    -0.3
---------------------------------------------------------------------------------------------------------------------
   Operating income                                                39,750                46,616        -6,866   -14.7
      Operating income on consolidated net sales (%)                  7.6                   8.8
---------------------------------------------------------------------------------------------------------------------

  (b) Geographic Segments Information

                                                               (Millions of yen)

                                                             Three months ended   Three months ended
                                                               June 30, 2008        June 30, 2007       Change      %
-----------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                            241,120             252,126         -11,006    -4.4
      Intersegment                                                  123,371             141,627         -18,256   -12.9
      Total                                                         364,491             393,753         -29,262    -7.4
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               338,415             358,680         -20,265    -5.6
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                  26,076              35,073          -8,997   -25.7
       Operating income on sales in Japan (%)                           7.2                 8.9
-----------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       External customers                                           101,285             102,511          -1,226    -1.2
       Intersegment                                                   1,224                 829             395    47.6
       Total                                                        102,509             103,340            -831    -0.8
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               103,722             101,504           2,218     2.2
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                  (1,213)              1,836          -3,049      --
       Operating income on sales in the Americas (%)                   -1.2                 1.8
-----------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
       External customers                                           148,256             146,618           1,638     1.1
       Intersegment                                                     723               1,210            -487   -40.2
       Total                                                        148,979             147,828           1,151     0.8
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               137,310             141,063          -3,753    -2.7
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                  11,669               6,765           4,904    72.5
       Operating income on sales in Europe (%)                          7.8                 4.6
-----------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       External customers                                            30,913              28,858           2,055     7.1
       Intersegment                                                  43,927              47,426          -3,499    -7.4
       Total                                                         74,840              76,284          -1,444    -1.9
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                70,273              70,614            -341    -0.5
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                   4,567               5,670          -1,103   -19.5
       Operating income on sales in Other (%)                           6.1                 7.4
-----------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                -169,245            -191,092          21,847      --
       Total                                                       -169,245            -191,092          21,847      --
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                              -167,896            -188,364          20,468      --
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                  -1,349              -2,728           1,379      --
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       External customers                                           521,574             530,113          -8,539    -1.6
       Intersegment                                                      --                  --              --      --
       Total                                                        521,574             530,113          -8,539    -1.6
-----------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               481,824             483,497          -1,673    -0.3
-----------------------------------------------------------------------------------------------------------------------
   Operating income                                                  39,750              46,616          -6,866   -14.7
       Operating income on consolidated net sales (%)                   7.6                 8.8
-----------------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN SHAREHOLDERS' INVESTMENT

 Not applicable

 -APPENDIX- (THREE MONTHS ENDED JUNE 30, 2008)

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                               (Millions of yen)

                                          Three months ended  Three months ended                          Change excluding
                                            June 30, 2008       June 30, 2007       Change        %        exchange impact    %
---------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                            410,118              412,183          -2,065        -0.5        14,884        3.6
      Percentage of net sales (%)                  78.6                 77.8
         Domestic                               148,069              151,673          -3,604        -2.4        -3,604       -2.4
         Overseas                               262,049              260,510           1,539         0.6        18,488        7.1
   Network System Solutions                      45,140               40,655           4,485        11.0         5,009       12.3
      Percentage of net sales (%)                   8.7                  7.6
         Domestic                                37,337               38,038            -701        -1.8          -701       -1.8
         Overseas                                 7,803                2,617           5,186       198.2         5,710      218.2
Imaging & Solutions Total                       455,258              452,838           2,420         0.5        19,893        4.4
      Percentage of net sales (%)                  87.3                 85.4
      Domestic                                  185,406              189,711          -4,305        -2.3        -4,305       -2.3
      Overseas                                  269,852              263,127           6,725         2.6        24,198        9.2
         The Americas                            97,360               98,657          -1,297        -1.3        13,668       13.9
         Europe                                 141,904              138,259           3,645         2.6         4,037        2.9
         Other                                   30,588               26,211           4,377        16.7         6,493       24.8
----------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              33,095               35,536          -2,441        -6.9        -1,846       -5.2
      Percentage of net sales (%)                   6.3                  6.7
   Domestic                                      18,518               20,660          -2,142       -10.4        -2,142      -10.4
   Overseas                                      14,577               14,876            -299        -2.0           296        2.0
      The Americas                                3,879                3,494             385        11.0           946       27.1
      Europe                                      5,755                5,968            -213        -3.6          -234       -3.9
      Other                                       4,943                5,414            -471        -8.7          -416       -7.7
----------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                            33,221               41,739          -8,518       -20.4        -8,177      -19.6
      Percentage of net sales (%)                   6.4                  7.9
   Domestic                                      29,945               34,363          -4,418       -12.9        -4,418      -12.9
   Overseas                                       3,276                7,376          -4,100       -55.6        -3,759      -51.0
      The Americas                                  425                1,023            -598       -58.5          -537      -52.5
      Europe                                      1,012                2,622          -1,610       -61.4        -1,610      -61.4
      Other                                       1,839                3,731          -1,892       -50.7        -1,612      -43.2
----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                     521,574              530,113          -8,539        -1.6         9,870        1.9
      Percentage of net sales (%)                 100.0                100.0
   Domestic                                     233,869              244,734         -10,865        -4.4       -10,865       -4.4
      Percentage of net sales (%)                  44.8                 46.2
   Overseas                                     287,705              285,379           2,326         0.8        20,735        7.3
      Percentage of net sales (%)                  55.2                 53.8
         The Americas                           101,664              103,174          -1,510        -1.5        14,077       13.6
            Percentage of net sales (%)            19.5                 19.5
         Europe                                 148,671              146,849           1,822         1.2         2,193        1.5
            Percentage of net sales (%)            28.5                 27.7
         Other                                   37,370               35,356           2,014         5.7         4,465       12.6
            Percentage of net sales (%)             7.2                  6.6
---------------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$  1                     Yen 104.66           Yen 120.77      Yen -16.11
                  EURO 1                     Yen 163.48           Yen 162.72      Yen   0.76

*Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring equipment

Other                      Optical discs and digital cameras

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 4,692 million.

                                       A1

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                                   (Billions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                           Three months ended          Three months ending          Half year ending           Year ending
                              June 30, 2008    Change     Sept. 30, 2008    Change   Sept. 30, 2008   Change  March 31, 2009  Change
                                 Results          %          Forecast          %        Forecast         %        Forecast       %
------------------------------------------------------------------------------------------------------------------------------------
Net sales                         521.5          -1.6         566.4            1.5      1,088.0         -0.0     2,260.0        1.8
Gross profit                      228.3          -0.2         221.1           -0.6        449.5         -0.4       932.0        0.5
Operating income                   39.7         -14.7          32.7          -13.7         72.5        -14.3       180.0       -0.8
Income before income taxes         43.7         -17.9          28.2          -11.1         72.0        -15.3       176.0        0.8
Net income                         25.7         -24.0          17.0          -11.6         42.8        -19.5       108.0        1.4
------------------------------------------------------------------------------------------------------------------------------------
Net income per share-basic
   (yen)                          35.71            --         23.66             --        59.37           --      149.81         --
Net income per
   share-diluted (yen)            34.75            --         23.02             --        57.77           --      145.78         --
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures               20.4            --          25.0             --         45.5           --        90.0         --
Depreciation for tangible
   fixed assets                    17.7            --          18.7             --         36.5           --        75.0         --
R&D expenditures                   31.7            --          32.2             --         64.0           --       130.0         --
------------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)          104.66            --        100.00             --       102.33           --      101.17         --
Exchange rate (Yen/EURO)         163.48            --        160.00             --       161.74           --      160.87         --
------------------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                              Half year ending September 30, 2008         Year ending March 31, 2009
                              -----------------------------------         --------------------------
                                       Change               Change            Change               Change
                             Forecast     %    Forecast(*)     %    Forecast     %    Forecast(*)     %
---------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions           839.5      1.5      875.8       5.9   1,748.5     2.3    1,804.6       5.6
      Domestic                 305.3      2.9      305.3       2.9     636.7     4.6      636.7       4.6
      Overseas                 534.1      0.6      570.4       7.5   1,111.7     1.0    1,167.8       6.1
   Network System Solutions    108.3     11.4      109.5      12.7     228.3    14.1      230.1      15.0
      Domestic                  93.1      1.7       93.1       1.7     195.9     4.2      195.9       4.2
      Overseas                  15.1    171.2       16.4     193.0      32.3   171.3       34.2     186.6
Imaging & Solutions Total      947.8      2.5      985.4       6.6   1,976.8     3.5    2,034.8       6.6
   Domestic                    398.5      2.6      398.5       2.6     832.7     4.5      832.7       4.5
   Overseas                    549.3      2.4      586.9       9.4   1,144.1     2.8    1,202.1       8.1
      The Americas             198.2     -3.9      231.4      12.2     400.4    -3.8      452.2       8.6
      Europe                   284.3      4.7      286.5       5.5     603.5     5.6      607.5       6.3
      Other                     66.7     14.3       68.8      17.9     140.1    12.5      142.2      14.2
---------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products             67.1    -13.3       68.4     -11.6     137.0    -5.0      139.0      -3.6
   Domestic                     37.7    -14.8       37.7     -14.8      76.1    -2.7       76.1      -2.7
   Overseas                     29.4    -11.3       30.7      -7.4      60.9    -7.8       62.9      -4.8
      The Americas               7.6     -4.2        8.8      10.3      14.9    -7.3       16.8       4.2
      Europe                    10.8     -5.8       10.9      -5.1      21.3    -4.8       21.4      -4.4
      Other                     10.9    -20.0       10.9     -19.6      24.6   -10.5       24.6     -10.3
---------------------------------------------------------------------------------------------------------
[Other]
Other                           72.9    -15.5       73.2     -15.1     146.0   -12.1      146.3     -11.9
   Domestic                     64.7    -10.0       64.7     -10.0     129.1    -8.3      129.1      -8.3
   Overseas                      8.1    -43.1        8.5     -40.7      16.8   -33.3       17.2     -32.0
      The Americas               0.8    -40.9        0.8     -36.5       1.6   -25.9        1.6     -23.2
      Europe                     3.1    -48.0        3.1     -48.0       6.8   -26.9        6.8     -26.9
      Other                      4.2    -39.3        4.5     -35.3       8.4   -38.9        8.7     -36.8
---------------------------------------------------------------------------------------------------------
Grand Total                  1,088.0     -0.0    1,127.2       3.6   2,260.0     1.8    2,320.3       4.5
   Domestic                    501.0     -0.7      501.0      -0.7   1,038.0     2.2    1,038.0       2.2
   Overseas                    587.0      0.5      626.2       7.2   1,222.0     1.5    1,282.3       6.5
      The Americas             206.7     -4.1      241.1      11.8     417.0    -4.1      470.7       8.3
      Europe                   298.2      3.2      300.6       4.0     631.6     4.7      635.8       5.4
      Other                     81.9      3.6       84.4       6.7     173.2     4.4      175.7       5.9
---------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

                                       A2